

August 29, 2013

<u>Via E-mail</u>
Brian Altounian
Chief Executive Officer
Wowio, Inc.
6310 San Vicente Boulevard, Suite 240
Los Angeles, CA 90048

      Re: Wowio, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed August 5, 2013
             File No. 333-184529

Dear Mr. Altounian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements and related disclosure through the period ended June 30, 2013, pursuant to Rule 8-08 of Regulation S-X.

<u>Prospectus Summary, page 4</u>

2. We note you eliminated the Ingram Books eBooks from your website in late 2012, which appeared to represent over 90% of the eBooks available on your wowio.com website. Please revise and update your disclosure regarding this development throughout your prospectus.

Management's Discussion and Analysis, page 22

Results of Operations, page 29

3. We note the revisions to the discussion of fiscal year 2012 to compared to 2011 in
    response to comment 11 of our letter dated February 15, 2013. Please further revise your
    disclosure to explain significant financial line item changes for each applicable reporting
    period. For example, please expand your discussion to include the factors or trends
    resulting in a substantial increase in net sales for the three months ended March 31, 2013.
    Describe any known trends or uncertainties that have had or that you reasonably expect
    will have a material favorable or unfavorable impact on net sales and revenue. Please
    consider these narrative explanations as you update your disclosure through the six
    months ended June 30, 2013. For guidance, refer to Item 303(a)(3)(ii)-(iii) of Regulation
    S-K.

Business, page 34

eBook Transactions, page 39

4. We note the current eBook sponsorship ad campaigns are inserted into eBooks without
    the use of your proprietary patented technology. Please briefly explain how you are
    currently conducting advertising campaigns within eBooks.

Certain Relationships and Related Transactions, page 49

5. We note that the consideration for the company's acquisition of WOWIO Penn included
    the assumption of $794,518 owed to Mr. Altounian. Please provide the disclosure
    required by Item 404(a)(5) of Regulation S-K with respect to this indebtedness.

Financial Statements

4. Acquisitions Intangible Assets, page F-21

6. We note from your response to comment 25 of our letter dated February 15, 2013 that the
    amounts recorded for the Wowio LLC, Drunk Duck, and Spacedog Entertainment royalty
    obligations were based on estimates of future sales. If these royalty obligations were
    based upon future sales events it is unclear to us whether or not it was appropriate to
    record a liability under GAAP at that the time of the respective June 29, 2009, May 5,
    2010 and May 15, 2010 acquisition dates. Describe for us the contractual terms in place
    at the respective acquisition dates that obligated you to make these future royalty
    payments. Explain why these future royalty payments should not be reflected as period
    costs and charged to operations when and if those future sales were to take place. Please
    refer to all pertinent authoritative accounting literature in your response.

7. Further, explain for us how you determined that it is probable that you will pay these Wowio LLC, Drunk Duck, and Spacedog Entertainment royalty obligations through 2014 as indicated in footnotes (1) to Note 4. Acquisitions Intangible Assets on pages F-18, F-20 and F-22.

8. Derivative Liabilities, page F-41

8. We have considered the SAB 99 analysis provided in your response to comment 27 of our letter dated February 15, 2013. We believe that your historical financial statements should be restated to correct the errors related to the warrants issued in December 2010.

Development Stage Enterprise, page F-60

9. We note your response to comment 28 of our letter dated February 15, 2013. Please revise to include a statement of shareholder equity through the balance sheet date of your latest interim financial statements as required by ASC 915-215-45-1.

Exhibits, page 68

10. Please file the December 12, 2012 agreement with the original owner of Spacedog Entertainment, Inc. ("SDE") whereby the original owner reacquired from the company 10 specific titles from SDE in exchange for the return of 2.55 million company shares and the reduction of the contingent royalty liability from $1.0 million to $500,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeff Cahlon
        Sichenzia Ross Friedman Ference LLP